UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2026

Commission File Number: 001-38863

Jumia Technologies AG

(Translation of registrant’s name into English)

Skalitzer Straße 104

10997 Berlin, Germany

+49 (30) 398 20 34 54

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 12, 2026, Jumia Technologies AG (the “Company”) entered into a Subscription Agreement (the “Subscription Agreement”) with the International Finance Corporation (“IFC”), a member of the World Bank Group, pursuant to which IFC agreed to subscribe for 9,057,970 new ordinary bearer shares of the Company to be delivered in the form of American Depositary Shares (“ADSs”), each ADS representing two ordinary shares, for an aggregate investment amount of approximately US$25 million. Concurrently, the Company entered into separate Share Purchase Agreements (each, a “Share Purchase Agreement”), each dated August 12, 2026, with Axian, one of the Company’s largest shareholders, as well as other investors (collectively, the “Other Investors”), pursuant to which the Other Investors agreed to purchase 4,528,983 new ADSs from the Company, for an aggregate investment amount of approximately US$25 million. Under the Share Purchase Agreements, certain of the Other Investors have been granted registration rights with respect to the ADSs they have agreed to purchase. The transactions are being effected pursuant to a capital increase from the Company’s authorized capital 2026/I under Section 4(2) of the Company’s Articles of Association, with the statutory subscription rights of existing shareholders excluded.

In connection with the Subscription Agreement, on August 12, 2026, the Company entered into a Policy Agreement with IFC (the “Policy Agreement”), pursuant to which the Company agreed to comply with certain environmental, social, and governance requirements customary for investments by IFC, including compliance with IFC’s performance standards, implementation of an agreed environmental and social action plan, adherence to IFC’s exclusion list and anti-corruption guidelines, and certain other reporting and information covenants.

Overall, the IFC and the Other Investors agreed to purchase 9,057,968 ADSs at a price of US$5.52 per ADS, resulting in expected gross proceeds to Jumia of US$50 million. The transactions are expected to close in the second half of August 2026, subject to customary closing conditions. The Company intends to use the net proceeds from the transactions to support its next phase of growth, enhance efficiency across its core African markets and strengthen its integrated marketplace and logistics network.

The ADSs and the underlying ordinary shares have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and are being offered and sold in reliance on exemptions from the registration requirements of the Securities Act.

The foregoing descriptions of the Subscription Agreement, the Share Purchase Agreements and the Policy Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements. A copy of the Subscription Agreement, including the form of Policy Agreement attached thereto, is attached hereto as Exhibit 10.1. A copy of the form of Share Purchase Agreement is attached hereto as Exhibit 10.2.

Forward-Looking Statements

This Report on Form 6-K includes forward-looking statements. All statements other than statements of historical facts contained herein, including statements regarding the expected timing and completion of the transactions described herein and the Company’s intended use of proceeds, are forward-looking statements. These statements represent the Company’s current expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission. The Company cautions readers against relying on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update any forward-looking statements after the date hereof to conform such statements to actual results or changes in expectations, except as may be required by law.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.1	Subscription Agreement, by and between IFC and Jumia, dated August 12, 2026
10.2	Form of Share Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Francis Dufay
Name:	Francis Dufay
Title:	Chief Executive Officer and Member of
the Management Board

Jumia Technologies AG

By	/s/ Antoine Maillet-Mezeray
Name:	Antoine Maillet-Mezeray
Title:	Executive Vice President, Finance &
Operations and Member of the
Management Board

Date: August 12, 2026

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